2023 REPORT

OsNovum



Dear investors,

We have periodically updated everyone on our progress. We have had to be patient in sharing our progress because we never want to be sharing what we hope to happen until it actually happens. Here at OsNovum we have been very busy with the financial formalities of running a SEC regulated company. Over recent months, we have been primarily dealing with the financial documents needed to move forward to our second round of funding. For example, we have very skilled legal and accounting advice but that is not enough. When all of our financial records are completed and submitted, then we must have a CPA review our CPA. Yes, we are required to have a review of our reviewer. All of this takes months. The positive side is that every penny is traced and counted twice and after a review of our reviewer there were no questions about our accounting. After spending the last year working with the FDA and the SEC on bureaucratic matters, it will be a joy for us to return to science once funding is in place. The most positive change that has happened last year is that we are working with a consulting firm to guide us through the approval process. The ranking officer who was the decision maker for our initial submission has left the FDA and now is working for OsNovum. To have this level of support is remarkable and we are very confident and excited about the path forward.

We need your help!

Assistance in funding is greatly appreciated. Spreading the word to friends and family about the urgent need for advancements in osteoporosis therapy is crucial. We need to let people know and understand that many patients are left with no alternatives for treatment and prevention of osteoporosis. Even when a patient takes the current drugs that are available, they can only take them for 5 years and then must stop. If patients continue to take the drugs for longer than 5 years, they are then subject to bone fracture that is actually caused by the drugs that are intended to prevent bone fractures. New treatment for this disease is greatly needed and OsNovum has a promising solution.

Sincerely,

Gregory Steiner

CEO SteinerBio and OsNovum

Roslynn Lilian Steiner

President

How did we do this year?

REPORT CARD

A-

☺ The Good

We completed our submission requirements for the FDA and our stock price evaluation is now $40 per share.

The current funding will not dilute share price so if you purchased shares at $30 they are now worth $40.

We are going forward with the FDA submission with the guidance of a former FDA orthopedic department assistant director.

☹ The Bad

Our plan for 510K clearance with the FDA was not accepted because the product is considered new.

The FDA submission process is very slow.

The need to switch from 510 K submission to de novo submission.

2023 At a Glance

January 1 to December 31

$5 [0%]
Revenue

-$22,650
Net Loss

$4,643
Short Term Debt

$4,643
Raised in 2023

$115
Cash on Hand
As of 06/ 9/24

INCOME   BALANCE   NARRATIVE



Legend: ● Revenues ● Profit

$5 $5

-$22,650

-$84,187

2022   2023

Net Margin: -453,003%   Gross Margin: 0%   Return on Assets: -16,560%   Earnings per Share: -$0.05   Revenue per Employee: $1

Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 3,395%

📄 Osnovum_2023_Financial_Report.docx.pdf

We ❤️ Our 144 Investors

Thank You For Believing In Us

Laura Hayden	Pinal Doshi	Tina Mancino Evans	Constance OBryant	Herman Venter	Mark Kos
Richard Roederer	Ava J Owens	Marcel Nienhuis	John Pereira	Alex Lebon	Michael Moore
Peterson Pierre-Paul	David Macario	Adric Samuel	Cody Heisinger	Maria M Vazquez Laureano	Mike Diaz
Craig J. Vom Lehn	Emah Anyang	Matt Bickel	Daniel Vargas	Matthew Altshuler	Fnu Anurag
Alireza Khadem-Ghaeini	Kurt Schlicher	Elaine Brown	Neil Young	Radu Manolache	Stelanie Lu Vetta Marshall
Alexandra Rutherford	Lev Agranovich	Frederick Dendy	Eric Muraoka	Wook Jin Seong	Alexandra Crume
Kari Reidhead Fish	Cory Anastasi	Edward Knox	Sarah Haas	Jorge Brown	Clifton McMillan Jr.
Oyewumi Iyiola Abdulafeez	Anindityo Wicaksono	Jessica Trites Rolle	Christopher Vestin	Morris Gelman	Auguata Sankey
Xi LIN	Suhail Halai	Katie Misko	Michael D. Gade	Ron Ask	Cindy Jansen
William Maricondia	Michael Perry	Allen R Wilkes	Julie Matheson	Cesar Simon	Cynthia Carroll
Jiten PATEL	David Buchan	Oscar Macias	Daniel Mceowen	Eustolia O. Macias	Michelle Dunlap
Andrew Kameen	Steven Turner	Pastor S Buitron	Eric Pfitzenmaier	Mordechai Breatross	Jackie CLayton
Kenneth Roberts	Amy S WARNER	Gordon Slater	Michael B Silverberg	Thomas Streko	Gloria S
William T Green	Kevin Richardson	Sanjay Shah	Jeremy Russell	Enos Smith	Maturu .S. Rao
Peter Banos	Geogy Philip	Jihua Ren	Alberto RIOS	Tillman Maxwell	Kenneth DePaul
Chirag Patel	Leslie Mercer	Zahed Hossain	Baizli Dodard	Richard J Thomas Jr	Keith Otuomagie
Lance McKinley	Peter Emmons	Terry Emmons	Robert HECKLER	Brian Moore	Gregory Harris
Angela Johnson	Nicholas Richards	Sean Noble	Daniel Bunn	Elvira Melara	Martha Vargas
Clara Gonzalez	Melvin Lyles	Gabriel Paravisini	Jonathan Crowhurst	Julie Rosselli	David Stockwell
Evelyn Garcia	Mary Silva	Joseph Scott	Chun Han Chou	Frédéric Lafon	Greg Wright
W Kim Colich	James Alan Phillips				

Thank You!

From the OsNovum Team



Gregory Steiner
CEO SteinerBio and OsNovum



Roslynn L Steiner
President SteinerBio and OsNovum

Discovered and patented the molecule that stimulates bone growth

Guided and executed plans for the growth of SteinerBio into a world leading maxillofacial bone graft company



Daniel Vargas

VP Marketing

Developed, planned, and executed the strategy for making SteinerBio a world leading biotechnology company

Details

The Board of Directors

Director	Occupation	Joined
Gregory Gene Steiner	Biotech officer @ OsNovum	2020
Roslynn Lilian Steiner	Biotech officer @ OsNovum	2020

Officers

Officer	Title	Joined
Gregory Gene Steiner	CEO	2020
Roslynn Lilian Steiner	President Secretary Treasurer	2020
Daniel Vargas	VP Marketing	2020

Voting Power

Holder	Securities Held	Voting Power
Gregory Gene Steiner	244,800 Common	51.0%
Roslynn Lilian Steiner	235,200 Common	49.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
04/2021	$209,255		4(a)(6)
12/2023	$4,643		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Gregory Steiner	12/31/2023	$4,643	$4,643	0.0%	12/31/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	500,000	480,000	Yes

Warrants: 0

Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

When the product is cleared by the FDA more funding may be required to bring the product to market.

The submission to the FDA usually takes a number of months to complete. We assume approximately 6 months but this could be extended if the FDA requires further testing.

Possible inability to acquire FDA clearance. The identical material is already cleared for dental use and has a safe and effective history, but the possibility still exists that we will not be able to acquire FDA clearance.

Management team has a history of success gaining FDA clearance and loss of management could compromise likelihood of success.

COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues. For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered.

We will likely need to engage in equity, debt, or preferred stock financing in the future. Your rights and the value of your investment could be reduced because of this. Interest on debt securities could increase costs and negatively impact operating results. In addition, if, in the future, we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of our equity could be sold into any market which develops, which could adversely affect the market price.

While we have 15 years experience in the bone regeneration marketplace our limited operating history with OsNovum makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were incorporated in June 2020. To date, we have no revenues.

The FDA and USDA is continually inspecting the facility and any violations could delay product progress.

OsNovum will initially operate in the facilities of SteinerBio. Any conflict with SteinerBio could compromise OsNovum. However, because SteinerBio and OsNovum are under the same ownership and management and because SteinerBio has a long stable history, owns the facilities and has no long term debt, OsNovum has a very stable partner.

Daniel Vargas is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the

lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

OsNovum

Wyoming Corporation
Organized June 2020
4 employees
1051 Olsen St, 3611
Henderson NV 89011 http://www.OsNovum.com

Business Description

Refer to the OsNovum profile.

EDGAR Filing

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

OsNovum has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late annual report filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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